

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 15, 2009

Delaware Intercorp, Inc.
  As agent for service for
Oxysure Systems, Inc.
113 Barksdale Professional Center
Newark, DE 19711-3258

> **Re:**   **Oxysure Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 21, 2008**
>   **File No. 333-159402**

Dear Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table, page 2

1. From your disclosure on pages 7, 10-11 and in exhibits 10.1 and 10.5, it appears that you have not yet issued the warrants to IR Services, RKH Capital and GreenThumb Capital and that those entities have not yet provided the services or other consideration for those securities. It also appears from your disclosures on pages 7 and 82 and your fee table that you are attempting to register the shares underlying those warrants for resale in this filing. Similarly, it appears that you are attempting to register shares underlying options that have not yet been issued. Generally, it is inconsistent with Section 5 of the Securities Act to register shares

for resale before the related private transaction is complete. Please remove from this registration statement all shares that are not yet issued and outstanding or that underlie warrants and/or options that are not yet issued. Also remove shares that are not included in the selling shareholder table, other than the five million shares being offered in a primary offering by the registrant. Expand the selling shareholder table to identify the holders of the preferred stock, on whose behalf you appear to be registering for resale the shares to be issued upon conversion. Revise your fee table and all related disclosure throughout the filing accordingly. We may have further comments.

Prospectus Cover Page

2.   Because resales of large amounts of securities by affiliates and promoters are considered to be offerings "by or on behalf" of the issuer and are not eligible to be made on a shelf basis under Rule 415(a)(1)(i), please state that those shareholders will also sell their securities at the fixed price of $.05 throughout the offering period, identify the affiliates as underwriters, and quantify the number of shares to be sold at a fixed price by them.

3.   We note that Mr. Ross will be responsible for marketing the shares to be offered on behalf of the registrant, but that he is also an affiliate of your major selling shareholder. Explain in more detail how he will determine whether prospective purchasers will receive shares in the primary offering so that the registrant receives the proceeds or shares that are currently held by him and his affiliates.

4.   Because there is no current market for your securities, please revise your disclosure here to clarify that the unaffiliated selling shareholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise the disclosure throughout your document accordingly.

5.   Refer to the third paragraph on this page. Clarify which offering is subject to the date restrictions mentioned in that paragraph. Also clarify whether the second 90 day extension you mention is in addition to or the same as the 90 day extension mentioned in the first sentence of this paragraph.

6.   Refer to the fourth paragraph on this page. Clarify whether Mr. Ross's efforts relate to the shares offered by the selling stockholders or whether his efforts will only relate to the shares offered by you in the "direct public offering."

7.   Please tell us on what exemption Mr. Ross will rely to market and offer and sell your shares on your behalf. For example, will he rely on Exchange Act Rule 3a4-1? If so, then please tell us how the "Financing Bonus" mentioned on page 69

and in section 2(b) of exhibit A to exhibit 10.2 is consistent with that exemption. Cite all authority on which you rely.

8.   Please revise to state, if true, that the shares being offering by the registrant are being offered on a best efforts basis, and state whether any minimum purchase requirements exist. See Regulation S-K Item 501(b)(8)(iii).

Prospectus Summary, page 6

9.   Please highlight for investors that you are still a development stage business with a history of losses, and only recently began generating revenues.

10.   We note the disclosure that you received an "economic incentive" from the Frisco Economic Development Corporation. Your disclosure on page F-19 indicates that the nature of this arrangement is a note payable issued by you to the City of Frisco, Texas. Please reconcile.

Corporate Information, page 7

11.   Please reconcile your disclosures here, page 73 and elsewhere in your document, in the fee table and in exhibit 3.1 regarding the par value of your common shares.

Warrants, page 7

12.   Clarify the nature of the "advisory services" provided by GreenThumb Capital in connection with the direct public offering. Also, we note that the warrant you mention represents only "partial compensation." Briefly describe the remainder of the compensation and the "performance criteria" that may result in revocation of the warrant.

13.   If you have included the 7.5 million shares on this registration statement, please delete them since it appears that the shares are not outstanding, the purchaser is not irrevocably committed to purchase the shares, the purchase price is not fixed but is based on the market price of the stock, and the registrant is not eligible to do an at the market offering. See Securities Act Sections Question 139.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

14.   Ensure that you expand the selling shareholder table to identify each of the selling shareholders who hold outstanding warrants and options and on whose behalf you are registering shares for resale after exercise. Disclose in footnotes to the selling shareholder table the number of shares that underlie warrants and the exercise

prices. We may have further comments when you identify the holders of penny warrants.

Options, page 8

15.   Disclose the aggregate number of options held by the categories of persons mentioned in the last sentence of the first paragraph. Also disclose the average weighted exercise price of those options.

Recent Events, page 8

16.   For each "private placement" described here, please clarify when the offering began and the number of purchasers who participated.

17.   Also, reconcile the disclosure here with your financial statement footnote disclosure beginning on page F-8.

July 2004 Private Share Transactions, page 8

18.   Revise to clarify the "certain" assets and "certain" rights, title and interest to intellectual property you acquired pursuant to the agreement mentioned here. Also, it appears from your disclosure on page F-18 that the $150,000 note was repaid during 2006. If so, please disclose the source of funds used for that repayment.

March 2006 Private Placement, page 8

19.   It appears from your disclosure on pages F-9 and F-21 that you issued preferred shares subsequent to the March 31, 2006 closing of the offering that you disclose here. Please revise or advise.

Related Party Transactions, page 9

20.   The first paragraph on page 10 indicates that there were amounts outstanding under the "Senior Note" as of September 30, 2008, which appears inconsistent with your disclosure that the "Senior Note" was not entered into until November 1, 2008. Disclose the basis for issuing penny warrants in connection with the note, particularly given the stock prices in your private placement that was ongoing. Please revise or advise.

December 2008 Investor Relations Agreement, page 10

21.   Your disclosure regarding the date of this agreement is different than the date of exhibit 10.5. Please revise.

April 2009 Warrant Purchase Agreement, page 10

22.   With a view toward disclosure in an appropriate section of your document, please tell us the consideration received or to be received by you for the warrants you will issue to RKH, as described here and in exhibit 10.1.

Summary Financial Data, page 12

23.   Your disclosure here implies that the information on pages 13-14 has been audited, contrary to the audit report on page F-2. Please reconcile. If, instead, the information on pages 13-14 has been derived from your audited financial statements, then please revise for clarity.

Risk Factors, page 15

24.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please:

   •   disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
   •   explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

25.   Please revise to present more prominently the risk described in the last risk factor of this section.

9. We will need to establish additional . . ., page 18

26.   The caption of this risk factor implies that you have existing relationships with collaborative and development partners, and that you will need to obtain "additional" relationships to fully develop and market your products. If you currently have such relationships, please tell us where your document discusses them. If you do not, then revise for clarity. Also, tell us where in your disclosures beginning on pages 40 and 46 you discuss the matters described in the text of this risk factor.

11. Our Production process is very labor intensive, page 19

27.   Please clarify the risk presented by the fact that your production process is very labor intensive. For example, does the fact that your processes are labor intensive mean your costs are higher?

Risks Relating to Related to (sic) the Regulatory Environment. . ., page 22

28.   The captions of the risk factors under this heading merely state a fact, rather than the risk that flows from that fact. Please revise to clarify the risks presented by the facts you disclose.

20. The shipment of our primary product . . ., page 22

29.   Please expand to clarify the risk presented by the facts you discuss in the text of this risk factor. For example, do you not have "certified personnel" to conduct shipping? Will the requirements of the letter you mention impose greater costs on you? What are the regulatory consequences to you of any failure to comply with the requirements of that letter? Please also provide us with a copy of the letter.

21. The Federal Aviation Administration . . ., page 22

30.   Please disclose whether you have sought the FAA approval you mention.

29. We may encounter unforeseen costs . . ., page 24

31.   Please revise this risk factor so investors can understand what facts present the risk and the risk that follows from those facts. Given the nature of your business, as disclosed in the section beginning on page 46, it is unclear how the facts you mention here relate to your business to create a risk. In making your revisions, please also disclose who bears the risk of the cost overruns noted here—you or your customers.

30. Our success is dependent . . ., page 24

32.   Your disclosure here states that you "have not entered into employment agreements with any of our Officers and Directors," contrary to your disclosures on pages 66-69 that you have and require employment agreements. Please reconcile.

Cautionary Statement . . ., page 27

33.   We note your reference here to Section 27A of the Securities Act and Section 21E
        of the Exchange Act. Given that this filing relates to your initial public offering
        of securities and your disclosure in the risk factor numbered 31, it is unclear how
        those sections are applicable to statements made in this filing. Refer to Securities
        Act Section 27A(b)(1)(C) and (b)(2)(D) and Exchange Act Section 21E(b)(1)(C)
        and (b)(2)(D). Please revise or advise.

Use of Proceeds, page 28

34.   We note the disclosure that you will receive $250,000 from the sale of newly
        issued shares. Expand to disclose the principal purposes for which those proceeds
        are intended to be used. See Regulation S-K Item 504. Also, given your
        disclosure that the "Direct Public Offering" is on a "best efforts" basis, please
        prioritize the list of intended uses so that investors can determine what you will be
        using your proceeds for if less than $250,000 is raised.

35.   Expand to disclose, if true, that there is no minimum and that the registrant may
        receive substantially less than $250,000 in net proceeds, particularly since
        unaffiliated selling shareholders will be able to sell their shares at less than the
        fixed price that applies to sales by the registrant.

36.   In a separate, appropriately captioned section, please disclose the information
        required by Regulation S-K Item 506.

Selling Security Holders, page 28

37.   Please see our prior comments regarding the shares that can and cannot be
        registered on behalf of selling shareholders, and revise the disclosure here and the
        table accordingly. We may have further comments.

38.   Your disclosure on pages 30-32 does not appear to include the information
        required by Item 507 of Regulation S-K with respect to all of the securities
        offered for resale and the selling shareholders offering those securities. For
        example, your notes to the fee table and disclosure on pages 11, 34 and 82
        indicates that this registration statement is intended to cover the resale of common
        stock underlying warrants, options and convertible preferred stock. However,
        your disclosure on pages 30-34 appears limited to the common stock that is
        already outstanding. Please revise.

39.   Tell us how you concluded that Section 4(1) of the Securities Act provided an exemption from registration for transactions in which you issued securities to the selling shareholders, as noted in the first paragraph of this section.

40.   Refer to the first sentence of the last paragraph on page 29. Please reconcile that sentence with your disclosures on pages 7-10 and in notes 1, 4, 9 and 10 on page 33. Also, we note that according to your website, Mr. Henry McDonald is your regional sales manager and R. Dean White is a member of your "board of advisors." We also note that both of those individuals are listed as selling shareholders.

41.   Refer to the last sentence of the last paragraph on page 29. Please tell us whether any selling shareholder is a broker-dealer, including any selling shareholder who is currently not identified. A selling shareholder that is a broker-dealer must be identified in the prospectus as an underwriter.

42.   Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by the entities listed in your selling security holders' table. In this regard, you identify in the notes following the table individuals who "control" entities or the positions of those individuals with those entities. However, it is unclear whether the individuals you identify exercise sole or shared voting and/or dispositive powers with respect to the shares held and offered for resale by those entities.

43.   The table on page 30 indicates that Agave Resources owns 720,000 common shares prior to this offering, contrary to your disclosure on pages 63-64. Please revise. In making such revisions, please ensure that your second column includes for each selling shareholder all common shares currently held by that selling shareholder, as well as all common shares that may be acquired within 60 days. We note, in this regard, that your second column appears to not include shares underlying warrants, options and convertible preferred stock. We also note that it appears from the disclosure in your document, like on pages 9, 70 and 79, that such securities are exercisable or convertible within 60 days

44.   According to your disclosure on pages 31 and 32, entities controlled by Mr. Ross owned an aggregate of 13,200,000 common shares prior to this offering. That number appears to be inconsistent with your disclosure on pages 8 and 33 regarding the number of shares he received in connection with the Asset Purchase and Stock Transfer Agreement and your disclosures on pages 9-10, 69, 70 and exhibit 10.2 regarding "penny warrants," warrants and options issued to Mr. Ross or an entity controlled by him. Please revise or advise.

45.   Refer to the paragraph following notes 1-10 on page 33. You disclose in that
        paragraph that you issued in the private transactions described below a total of
        15,624,816 shares of common stock. However, adding the number of shares
        issued in those transactions does not equal that total. Please reconcile.

March 2009 Private Placement, page 33

46.   Your disclosure here regarding the "initial closing" implies that you are
        conducting ongoing capital raising activities. If so, please tell please tell us how
        you are soliciting investors consistent with Section 5 of the Securities Act. For
        additional information, refer to Question 139.25 of our Compliance & Disclosure
        Interpretations, available on our web site at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

Shares Eligible For Future Sale, page 34

47.   Revise the disclosure here in accordance with our prior comments.

48.   Tell us which exhibit you have filed contains the registration rights mentioned in
        the risk factor numbered 23 and how your disclosure here accounts for those
        rights. See Regulation S-K Item 201(a)(2).

49.   Given your disclosure in this section regarding transfer restrictions applicable to
        the selling shareholders, please explain why you are registering the transaction by
        the selling shareholders now. We note, for example, that you are not eligible to
        do a delayed offering under Rule 415.

50.   Identify the "control persons" who own the block of shares mentioned in the table
        on page 34. Also reconcile your disclosure here regarding the number of shares
        held by those control persons with your disclosures in the selling shareholders'
        table regarding the number of shares held by entities controlled by Messrs. Ross
        and Reed.

51.   Clarify your reference to a "nationally recognized market." For example, is it the
        Pink Sheets, the OTC Bulletin Board or the New York Stock Exchange? Also tell
        us what exhibit contains this definition. We note that exhibit 10.9 does not appear
        to define that term. Also clarify your similar disclosures on page 36.

Lock-Up Agreements and Registration, page 36

52.   Refer to the last paragraph on page 36. Tell us what exhibit contains the transfer
        restrictions mentioned in that paragraph.

Plan of Distribution, page 37

53.   Refer to the first sentence of the third paragraph, where you indicate the
        consequences "if" you or your management receives proceeds from the sales of
        your securities by the selling shareholders. Please reconcile with your disclosures
        on pages 11 and 28 that you will not receive proceeds from such sales.

Management's Discussion and Analysis . . ., page 40

Results of Operations, page 40

54.   Please revise to include an assessment of your financial condition and results of
        operations. You may present this information using a year-to-year comparison, or
        other formats that you believe will enhance a reader's understanding. The
        information should discuss the causes for the material changes from year to year
        in one or more line items of your financial statements. Refer to Item 303 of
        Regulation S-K.

55.   For example, please include a narrative discussion of the extent to which
        increases in your revenues are attributable to increases in prices or to increases in
        the volume or amount of goods or services being sold or to the introduction of
        new products or services.

Plan of Operation, page 40

56.   Please reconcile your disclosures here and on page 41 which state that you
        "believe [you] can sustain [y]our plan of operation for the next twelve months"
        and you "feel [y]our current cash flow is insufficient to accomplish [y]our goals
        for the next twelve months." Where you identify a material deficiency, you
        should indicate the course of action that you plan to take or propose to take to
        remedy the deficiency. Refer to Item 303 of Regulation S-K.

57.   The inclusion of the paragraph on page 43 which begins with "The Company has
        adopted the disclosure-only provisions of FAS-123" appears to be an error.
        Please either remove this paragraph, or tell us the purpose of the disclosure.
        Please also refer to our related comments below with respect to your pro forma
        disclosure in the notes to the financial statements.

58.   Please clarify how your "current clients" can satisfy your cash flow requirements
        for the next 12 months. For example, have those clients committed to purchase
        additional quantities of your product? If so, tell us where that information is
        described in your document.

59.   Please tell us, with a view toward disclosure, the status of your efforts to "seek . . . a suitable, existing business for an acquisition." Also explain the reasons for seeking such an acquisition.

60.   Refer to the second paragraph. Clarify why you did not have the ability as a private company to raise capital and issue shares. Also clarify why being a public company will provide you with that ability.

61.   Please expand to disclose how you intend to achieve the "keys to success" and "critical factors" listed at the bottom of page 40. For example, given your disclosure regarding limited financial resources and the need to develop collaborative and development partners to commercialize you product mentioned in the risk factor numbered 9, explain how you will achieve economies of scale. Also clarify how you will implement your expansion marketing plan; for example, will you hire additional sales personnel?

62.   Refer to the first, third, fourth and sixth bullets on page 41. Reconcile the statements in those bullets with your disclosures on pages 15, 40, 52, 58 and elsewhere in your document that

   - you "will continue to incur net losses for the foreseeable future";
   - you will be "expanding [your] direct sales force";
   - you "intend to invest additional resources in [y]our research and development" and expect to "continue to incur research and development expenses as well as significant expenses . . . related to ongoing product development"; and
   - your "limited financial resources" has adversely impacted your liquidity and the uncertainty regarding your ability to obtain sufficient financing.

Liquidity and Capital Resources, page 45

63.   In your liquidity and capital resources section, state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, as indicated by your disclosure on page F-18, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Identify and describe material sources of liquidity.

        In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital. Please also revise the disclosure in this section to discuss your current commitments for expenditures and the resources available to you to satisfy those obligations. For example, describe and quantify, among other things:

- The "debt obligations" mentioned on page 46;
- The note payables mentioned on pages 66, F-7 and F-19;
- Material purchase commitments from your suppliers;
- The loans outstanding that are disclosed on page 79;
- The amount you anticipate will be required to comply with your ongoing obligations under the Exchange Act;
- Your obligations under the leases and commitments mentioned on pages F-25 through F-27; and

Please also provide your assessment of the accessibility of and risks to accessing needed capital. For example, describe the impact of the going concern notation you mention in the last risk factor; for example, will this statement make access to needed capital more difficult or expensive.

Description of Business, page 46

64.   We note that this section of your disclosure frequently mentions your "plans," "goals" and other future objectives, such as your marketing and distribution plans and plans to pursue "partnerships." In addition to disclosing those objectives, please disclose your current activities related to your operations, marketing and distribution of your products. Your revised disclosure should clearly distinguish your aspirations from your accomplishments.

65.   Please tell us, with a view toward disclosure in an appropriate section of your document, why you refer to a "predecessor company" on page 15.

66.   Please expand the disclosure in an appropriate section of your document to describe fully the potential scope of the FDA's statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:

- device classification information;
- investigational device exemption requirements;
- obligations of a sponsor of an investigational device exemption;
- pre-market approval application requirements and conditions of approval;
- duration of the process;
- registration and labeling requirements;
- advertising and promotion;
- quality system regulation and manufacturing of the device;
- post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;
- import and export requirements; and
- potential sanctions for violations.

Provide similar disclosure regarding regulations in international jurisdictions in which you intend to do business. Also revise your risk factor numbered 19 to fully explain any material risks related to FDA regulation.

67.   Please tell us, with a view toward disclosure, the material effects on your business from complying with the regulations noted in the risk factors numbered 20 and 21.

Background, page 46

68.   Please clarify the criteria you had to satisfy and steps you had to take to be "accepted" in the program you mention. Also disclose what was required of you before you "graduated" from that program.

69.   Please revise to clarify the finding made by the FDA in clearing your device pursuant to the 510(k). Also explain the extent to which you will need to comply in the future with other FDA regulations and oversight including, for example, manufacturing and marketing your product.

Our Product and Market Applications, page 47

70.   Your disclosure here and throughout your document indicates that your product is not hazardous and does not contain hazardous materials. As one example, you disclose on page 48 that an advantage of your product is that it is "safe for transportation." However, your disclosure in the risk factor numbered 20 indicates that your product is considered hazardous. Please reconcile.

71.   Please clarify the nature of the products you sell to customers and how you generate revenue. For example, when you sell your Model 615 to a customer,

how many disposable components do they receive? Can you generate additional revenues from sales of additional disposable components?

Market Analysis, page 48

72.   Please provide us with supplemental support for the data referenced in your prospectus, marking the relevant sections to support the disclosure. For example, you cite to the American Heart Association on page 49, the University of Michigan on page 51 and "research" on pages 53-54. You also cite other third-party sources on page 50. Also, please tell us whether the studies and articles you cite were financed by you or performed at your direction and whether the authors have consented to use of their name in this document.

Sales and Marketing Plan, page 51

73.   Please revise to clarify the nature of your "dual direct and indirect sales strategy for developing push sales" of your product. Also clarify the nature of your sales efforts to date. For example, have you relied on an internal sales force?

Strategic Marketing Efforts, page 52

74.   Please clarify the nature of the "online and above the line marketing activities" and marketing strategy you intend to undertake and your marketing activities to date. Also disclose the "certain strategic objectives" that your management believes will assist you in achieving market penetration.

Professional Organization Endorsement, page 52

75.   Disclose whether you have obtained any of the endorsements you mention.

Distributor Network, page 52

76.   Please disclose whether you currently have any arrangements in place for the distribution of your products or any of the retail arrangements mentioned in the next section. Also disclose how you have historically and currently distribute your products. For example, are your products sold and distributed solely by your employees? Please also refer to our comment above regarding the risk factor numbered 9.

Direct Response Television, page 53

77.   Please tell us, with a view toward clarified disclosure, why the "direct response appeal to consumers" may result in "higher margin sales" of your product. Will

the appeal you mention result in a higher sales price or lower costs of the goods you produce? If so, describe how.

78.   Please clarify the nature of the "DRTV campaign" you intend to conduct. For example, do you mean you will purchase space on local affiliates or national broadcasts to inform the public about your product? Will this be in the form of a short-duration commercial or a longer duration infomercial?

Competition and Buying Patterns, page 53

79.   You indicate here and on page 54 that your product is "well-differentiated" and will "perform well against competitive offerings." You also indicate here and on page 54 that your technology has allowed you and will continue to allow you to distinguish your product from those of your competitors. However, on page 20, you indicate that the medical conditions your product is designed to address can also be addressed by your competitors' products. Please revise to clarify what differentiates your product from the products mentioned on page 20, and identify those products.   Also clarify how your product will perform as compared to the offerings of your competitors.

Research, page 53

80.   Clarify when the "current research" mentioned on page 54 was conducted.

Design and Manufacturing Capabilities, page 54

81.   Please clarify the extent to which you manufacture your product and the extent to which you rely on third parties for your manufacturing needs. For example, your disclosure here and pages 59 and 60 implies that you manufacture your product, including the component parts, with the raw materials for such production obtained by you from third party suppliers. However, your disclosure on page 55, in the risk factor numbered 10 and exhibit 10.7 indicates that you only perform the "final assembly" of your product, and outsource the manufacturing of the component parts and subassemblies.

82.   If you rely on third parties and subcontractors for the manufacturing of your product, please ensure your disclosure regarding the nature of your relationship with those third parties is clear. For example, are you required to purchase a set number of components each month or do you order components as they are needed? Do you have contracts with the subcontractors that guarantee you with a minimum amount of their production capacity or can they prioritize the orders of others ahead of yours? Also, please file as exhibits any material contracts

regarding your subcontractor relationships; in this regard, we note that exhibit 10.7 appears to be merely a form agreement.

Established Distribution Channels, page 55

83.   The heading of this section refers to "established" distribution channels. The text that follows refers only to "plans" to sell products through distributors. Please reconcile.

Intellectual Property, page 55

84.   Please disclose the duration of the patents you mention.

85.   Please clarify the nature of the technology or process covered by the intellectual property you mention. For example, do the patents you mention cover the process by which oxygen is generated or the powders used in generating oxygen? Do the patents cover the "disposable components" mentioned in your disclosure?

Market Position, page 57

86.   Please tell us why your disclosure in this section and the sections that follow appears to repeat the disclosures on pages 54-55.

Supply of Raw Materials, page 59

87.   Please clarify what raw materials are provided by your suppliers and identify your suppliers. See Regulation S-K Item 101(h)(4)(v). Also clarify what raw materials provided by your suppliers are subject to the volatility you mention.

88.   Please disclose the nature of your arrangements with your raw material suppliers. For example, are you required to purchase a minimum amount each month at a predetermined price, or do you submit orders to those suppliers on an as-needed basis, thus subjecting you to the price volatility you mention?

89.   Please clarify how your manufacturing facility "provides [you] with flexibility in [y]our supply chain, to better manage inventories and to reduce delays and long-term costs for [y]our products."

Research and Development, page 60

90.   Please disclose the amount spent each of the last two fiscal years on research and development activities. See Regulation S-K Item 101(h)(4)(x).

Directors, Executive Officers . . ., page 63

91.   We note that you have listed on your website under the caption "Management
       Team, Board of Directors" several individuals who are not listed here. Please
       provide us your analysis as to whether disclosure regarding these individuals is
       required pursuant to Regulation S-K Item 401(a)-(c).

92.   Please tell us, with a view toward disclosure, why you have not provided
       disclosure regarding the "board of advisors" listed on your website, including the
       identities of the members and the material functions performed.

93.   Refer to the second paragraph following the table of your officers and directors.
       The first sentence of that paragraph indicates that your officers are "elected" to
       hold office until the next annual meeting. The second sentence states that your
       "officers are appointed by the Board of Directors and hold office until resignation
       or removal by the Board of Directors. Please reconcile.

Security Ownership . . ., page 63

94.   The percentage you list for "total of group" on page 64 is inconsistent with the
       percentage you list on page 25. Please revise. Also revise your disclosure on
       page 73, as appropriate.

95.   Given your disclosure in notes 1, 2, 5 and 7, it appears that the number of shares
       you disclose as beneficially owned by the Ross Family Trust, JTR Investments,
       Mr. Reed's spouse, and Agave Resources should also be reported in the table as
       beneficially owned by Messrs. Reed and Ross. See Rule 13d-3 for determining
       beneficial ownership. Please revise.

96.   Your disclosure in note 7 implies that Mr. Reed is not the only beneficial owner
       of Agave Resources. If that is correct, tell us why your table does not include the
       information required by Regulation S-K Item 403 with respect to the other
       owners.

97.   Please revise to clarify the most recent practicable date for the information
       disclosed in this section. In this regard, we note that some of the information in
       this section is less current than information contained elsewhere in your
       document. For example, note 6 refers to the number of penny warrants as of
       April 2, 2009, while your disclosure on page 10 refers to the number of penny
       warrants as of April 30, 2008.

98.   Expand the table to include shares underlying options and warrants held by the
       individuals you identify. We note that it appears from your disclosure on pages

70-71 and exhibit 10.2 that options were granted to the individuals in the table and that such options vested and/or were exercised. It also appears from exhibit 4.1 and your disclosure on pages 9, 66, 69 and 79 that the warrants you have issued to your affiliates are exercisable immediately.

99.   Please revise to disclose the number of outstanding securities upon which the percentages included in the table was derived. See instruction 1 to Item 403 of Regulation S-K.

Julian T. Ross . . ., page 65

100.   Please clarify the dates of the business experience for each individual listed on this page.

Compensation, page 66

101.   The first sentence here indicates that the table below provides compensation information for the "three" fiscal years ended December 31, 2008. However, the table only appears to include such information for two fiscal years. Please revise.

102.   You included three notes after the table, but no notes appear in the table. Please revise or advise.

103.   Your disclosure in note 1 and on page 70 indicates that the individuals listed in the table received non-cash compensation pursuant to your "Voting Stock Action Plan." If so, disclose how you determined the numbers to report in the table. Refer to instruction to Item 402(n)(2)(v) and (vi).

104.   We note the disclosure on page 70 regarding options awarded to Mr. Freeman in exchange for salary "forgone," which options are "above and beyond" options provided for in Mr. Freeman's employment contract. Please tell us where those options are reported in your table on page 66.

105.   Your disclosure on pages 66 and 69 regarding Mr. Ross's employment agreements indicates that there were two such agreements in addition to the one you have filed as an exhibit. Please file those agreements as exhibits. Also file each of your employment agreements with Mr. Freeman as exhibits.

106.   Your disclosure on page 66 regarding the August 2008 amendment to Mr. Ross's employment agreement indicates that you were obligated to issue to him 7,000 warrants each month. However, you also disclose that as of March 16, 2009, an aggregate of 52,500 warrants were "issuable." Please revise to clarify whether

you have issued those warrants. If you have issued the warrants, tell us how you determined the amounts to report in the table regarding Mr. Ross's compensation.

107.   Your disclosure in note 1 indicates that the only form of non-cash compensation paid to the individuals listed in the table relates to your "Voting Stock Action Plan." However, your disclosure regarding Mr. Ross's employment agreement indicates that you also issued to him warrants pursuant to the August 2008 amendment to his employment agreement. Please reconcile, and ensure that all compensation paid to or earned by your named executive officers is disclosed.

108.   Please disclose the interest rate on the note payable to Mr. Ross.

Stock Options, page 67

109.   Given the lack of a trading market for your securities, please clarify how option awards are generally granted with an exercise price "equal to the market price" of your common stock, as disclosed on page 67.

110.   You disclose that the maximum number of shares that may be issued pursuant to the stock option plan is 5 million. According to section 2.1 of exhibit 10.6, the maximum number is 12 million. Please reconcile.

111.   Refer to page 68, where you refer to your "fiscal year ended" December 31, 2009. Please revise.

112.   Refer to the second table on page 68. Tell us how the amounts in that table account for the warrants and options mentioned in notes 1 and 3 following the table and the options mentioned in exhibit 10.2. Also tell us why notes 1 and 2 do not discuss the options mentioned in exhibit A to exhibit 10.2.

113.   Refer to note 2 on page 69. Disclose the target net revenues you mention.

114.   Note 2 on page 69 indicates that the financing bonus payable to Mr. Ross applies only to "certain" financings. Exhibit 10.2 indicates that the financing bonus applies to "any" financings. Please reconcile.

115.   Please disclose the material terms of section 8 and exhibit A of exhibit 10.2 regarding change of control and severance benefits. Provide similar disclosure regarding any other comparable arrangements with respect to the employment agreements of your other named executives.

116.   With a view toward disclosure, tell us whether a financing bonus would be payable to Mr. Ross upon completion of any of the transactions covered by this

registration statement. Also tell us, with a view toward current disclosure regarding compensation received by Mr. Ross, whether he received a financing bonus for the private transactions mentioned on pages 9-10.

117.   Tell us why your table on page 70 is limited only to March 15, 2008. Also revise that table to comply with the requirements of Regulation S-K Item 402(p).

118.   Please include the disclosures required by Regulation S-K Item 402(r).

119.   We note the disclosure on page 70 regarding how your directors are compensated. Revise to clarify whether your employees who are board members also receive such compensation. For example, did Mr. Ross receive the 1,000 options you mention?

Description of Securities, page 72

120.   Your disclosure may not be qualified by reference to statutes, as you do in the first paragraph. Please revise.

Preferred Stock, page 73

121.   Your disclosure here states that your Series A convertible preferred stock is held by 66 shareholders of record. Your disclosure on page 82 states that your Series A convertible preferred stock is held by 52 shareholders of record. Please reconcile.

Description of Property, page 78

122.   We note the reference on pages F-7 and F-25 to a "license agreement" for the use of office space and common areas. It appears from such disclosures that the "license agreement" remains in effect. Please clarify in an appropriate section of your document how that agreement relates to the "long-term lease for office space" noted on page F-25. For example, do these agreements relate to separate facilities or the same facility? If they relate to the same facility, tell us why you have multiple agreements.

Certain Relationships and Related Transactions, page 79

Loans involving Directors, Officers, . . ., page 79

123.   You refer in the second paragraph to warrants that are "issuable" to JTR Investments. Given the terms of the notes you disclose, however, it appears that those warrants should have been issued. In this regard, we note your disclosure

on page 64 that such warrants are "owned" by JTR Investments. Please revise or advise. Also disclose when those warrants are exercisable; for example, are they exercisable immediately, like the warrants you issued to Mr. Reed?

124. Please disclose the amounts currently outstanding under each of the notes mentioned here, and the interest rate for the "Senior Note." Also disclose the number of warrants issued to your affiliates to date. Also, we note your disclosure regarding repayment upon completion of the next financing round. Please revise to disclose whether such repayment was made following the March 2009 offering mentioned on page 9. Also disclose whether such repayment will occur after completion of any of the transactions covered by this registration statement.

125. The third paragraph of this section implies that you will become subject to the law you cite upon effectiveness of this registration statement. If so, please tell us the authority on which you rely for that conclusion. Refer to Exchange Act Section 13(k) and Section 2(a)(7) of the Sarbanes-Oxley Act.

126. Please tell us the purpose of the reference in the third paragraph to "gained ownership of the subsidiaries." We note that you have not filed the exhibit required by Regulation S-K Item 601(b)(21).

127. The fourth paragraph refers to a "Repayment Agreement" and "Related Companies." Please clarify the meaning of those terms. Also file the "Repayment Agreement" as an exhibit.

128. Please tell us why you have not disclosed the information required by Regulation S-K Item 404 with respect to the "loans from shareholders" mentioned on page F-7. It appears that the amount outstanding, as disclosed on page F-7, exceeds the amount of the loans outstanding, as disclosed here.

Private Placements, page 80

129. For each "private placement" described here, please clarify how that transaction involved related parties. For example, did you officers, directors or other affiliates acquire your securities?

March 2006 Private Placement, page 80

130. Your disclosure here indicates that $62,500 of preferred stock was issued by you in exchange for services valued at $62,500. Your disclosure on page F-7 indicates that the number was $12,500. Please reconcile.

Financial Statements, page 83

131.   Please update the financial statements to comply with Rule 8-08 of Regulation S-
        X.

Balance Sheets, page F-3

132.   We note from page 7 that you are authorized to issue 100,000,000 shares of
        common stock, $0.001 par value per share, of which 15,624,816 shares are issued
        and outstanding as of the date of the registration statement. Please reconcile with
        your disclosure on page F-3 showing 15,493,316 shares of your common stock,
        $0.0004 par value, was outstanding as of December 31, 2008.

133.   Further, please include, to the extent required by paragraph 41 of SFAS 128, a
        description of any transaction that occurred after December 31, 2008 with respect
        to your common shares or potential common shares such as the issuance or
        acquisition of common shares, the issuance of warrants, options, or convertible
        securities, and the conversion or exercise of potential common shares outstanding
        at the end of the period into common shares. We note the disclosure on page 10
        related to your warrant purchase agreement.

Statements of Operations, page F-5

134.   We note that $84,318 of Impairment of Intangibles was charged in both 2008 and
        2007. Please explain to us about the nature of these charges and how you
        accounted for them, citing applicable U.S. GAAP. Further explain to us why an
        identical amount was charged each year.

135.   Please show basic and diluted per-share amounts on the face of the income
        statement as required under paragraph 36 of SFAS 128. Also in this regard,
        include all disclosures required by paragraph 40 of SFAS 128.

Statements of Cash Flows, page F-6

136.   Please tell us why you include each of the following items as a source of cash
        from financing activities since the descriptions of these items imply that they were
        non-cash transactions:

        •   Preferred Series A stock issued for services
        •   Common stock warrants issued for license agreement
        •   Common stock options issued for compensation
        •   Common stock options and warrants issued for services

137.   Please revise to include appropriate line item descriptions for the types of cash flows from investing and financing activities included in the line items 'Intangible Assets,' 'Other Assets' and 'Additional Paid In Capital.' See paragraph 31 of SFAS 95.

Statement of Stockholders' Equity, page F-8

138.   We note that you presented the rollforward of your stockholders' equity from December 31, 2007 to December 31, 2008 twice and that the two rollforward schedules show different information. Please reconcile and revise to include the correct 2008 information.

139.   We note that you recorded $18,224 and $35,666 in additional paid in capital in 2006 and 2007, respectively, related to common stock issued for compensation. Please tell us why there is no entry for shares issued or their par value in these transactions.

140.   Please reconcile the totals for the following items to your statement of cash flows for the proper periods. Please ensure that each of the transactions are properly described and presented in your statement of cash flows:

   •   Common stock issued for cash
   •   Preferred Series A stock issued for cash

141.   We note from page 7 and elsewhere in the filing that on March 31, 2006 you completed the issuance of 3,126,434 shares (net of subsequent conversions) of Series A Convertible Preferred Stock, par value $0.0005. Yet we note on page F-9 that the total number of the Series A Convertible Preferred Stock issued in 2006 was 2,374,979. Please reconcile. Also in this regard, you disclose that you are authorized to issue up to 25,000,000 shares of your preferred stock, par value $0.0001 per share. Please reconcile with page F4 showing that you are only authorized to issue 5,000,000 shares of preferred stock, par value $0.0005 per share.

142.   We note from your disclosure on page9 that on February 28, 2008 you closed a private placement of common stock pursuant to which you sold an aggregate of 635,000 shares of common stock at an aggregate $2.50 per share, for gross proceeds of approximately $1,587,500. Yet, we note on page F-10 that only 288,000 shares were issued in 2008. Please reconcile the difference.

Note 1. Summary of Significant Accounting Policies, page F-12

143.   Please disclose your revenue recognition policies.

144.   We note your disclosure on page F-14 that the company has elected the disclosure
        only provisions of SFAS 123. This disclosure appears to be an error since the
        company previously stated that it applies SFAS 123R. Please revise.

145.   Further, we note that you present pro forma information related to SFAS 123 on
        page F-15. Since you adopted SFAS 123R as of January 1, 2006, your
        presentation of pro forma information for 2007 and 2008 does not appear
        appropriate under SFAS 123R. Please revise.

146.   Also, we note that you previously used the minimum value method under SFAS
        123 and that your pro forma information continues to present the information
        under this valuation method. Please revise to comply with paragraph 85 of SFAS
        123R by removing this presentation.

Note 3. Going Concern, page F-18

147.   With respect to your "best efforts" offering, please disclose the amount of
        minimum proceeds necessary to remove the threat to the company's existence.
        Please note that the plan should enable the company to remain viable for at least
        the 12 months following the date of the financial statements being reported on.
        Refer to FRC 607.02.

Note 4. Intangibles, page F-18

148.   Please show us the significant components of your intangible assets of $635,306
        as of December 31, 2008. Tell us how you acquired each of the components and
        whether the component was acquired from a related party.

149.   Please disclose the gross carrying amount and accumulated amortization in total
        and by major intangible asset class for 2008 and 2007 consistent with paragraph
        45(a) of SFAS 142.

Note 7. Capital Stock, page F-20

150.   Based on your disclosure, we note that you had 3,126,434 shares of Series A
        Preferred shares issued and outstanding as of December 31, 2008. According to
        your balance sheet on page F-4, 3,143,237 shares were outstanding. Please
        reconcile the difference.

151.   Please reconcile your disclosure on page F-21 that in 2006 you issued 25,000 shares of Series A Preferred stock for services with your disclosure in the statement of stockholders' equity that you issued the shares for intangible assets.

152.   Please reconcile your disclosure in this note that you issued shares of Series A preferred stock for cash with the disclosure in your statements of stockholders' equity that you issued Series A preferred stock warrants for cash. Please tell us whether or not you issued or have outstanding any preferred stock warrants for the periods presented.

153.   Please tell us how you determined the value of the Series A preferred shares issued in 2007 and 2006 for premiums on your capital leases of $17,554 and $60,924, or $3.06 and $2.44 per share. We note that you sold Series A Preferred Stock for cash in 2006 at $1.00 per share. We also note your disclosure that you used the fair value of the shares on the date of issuance.

154.   On page F-22 you disclose that you issued 64,500 common shares for stock options exercised in 2007. Yet, we note that only 59,250 shares were issued for stock option exercised in 2007 per page F-9. Please reconcile the difference.

155.   Please reconcile the total number of common shares issuable upon exercise of options and warrants of 5,000,000 and 10,459,705, respectively, as shown on your cover page with the disclosures in the notes to your financial statements.

156.   With respect to the RKH Capital Group warrant purchase agreement discussed on page 10, please tell us the significant terms of the agreement. Include a discussion of your analysis of the appropriate accounting for the agreement and cite the applicable accounting literature.

157.   Please also provide us with a discussion of the valuation method you plan to use for the warrants and the basis for using a value of $0.05 for your underlying common stock.

Note 8. Stock Options and Warrants, page F-22

158.   Please tell us why the title for this note refers to warrants when we note no discussion of warrants in this note.

159.   We note from page F-9 that you issued stock options and warrants for services in fiscal 2007 valued at $389,499. Please provide the disclosures required by paragraph 65 of SFAS 123R for these issuances.

160.   Please revise to disclose the following consistent with paragraph A240 of SFAS
        123R:

   •   A description of the share-based payment arrangements, including the
            requisite service periods and any other substantive conditions related to
            vesting.
   •   The total intrinsic value of options exercised for each year for which an
            income statement is provided.
   •   The number, weighted-average exercise price, aggregate intrinsic value,
            and weighted-average remaining contractual term for options outstanding
            that are fully vested or expected to vest as of December 31, 2008.
   •   The number, weighted-average exercise price, aggregate intrinsic value,
            and weighted-average remaining contractual term for options currently
            exercisable as of December 31, 2008.
   •   A description of the significant assumptions used during each year for
            which an income statement is presented including expected term, expected
            volatility, and the risk-free rate.
   •   Total compensation cost for share-based payment arrangements
            recognized in income for each year for which an income statement is
            presented.
   •   The total compensation cost related to nonvested awards not yet
            recognized and the weighted-average period over which it is expected to
            be recognized as of December 31, 2008.

Note 9. Income Taxes, page F-24

161.   Please explain the nature of the items 'State income tax (benefit)' and 'Effect of
        change in state tax rate' in your table on page F-24. Tell us why these items
        represent temporary differences or carryfowards that give rise to a deferred tax
        asset.

162.   Please also tell us why you have no valuation allowance even though you refer to
        one in the paragraph preceding the table. Please make sure that your disclosure is
        consistent with paragraph 43 of SFAS 109.

Note 11. Commitments and Contingency, page F-25

Operating Lease, page F-25

163.   Please tell us why total rent expense for 2008 was only $22,000 given the annual
        amount of rental expense shown in the table.

Legal Proceedings, page F-26

164.   We note that 25,000 shares of preferred stock were returned to you as part of a settlement of your legal proceeding in September, 2008. Yet we did not note the return of these shares in your Statement of Stockholders' Equity. Please explain to us where on the Statement of Stockholders' Equity these shares are recorded and how you accounted for the return.

Financing Package, page F-26

165.   We note that you reflect loans from shareholders for $1,380,000 as of December 31, 2008 on your balance sheet. In this note you only disclose that $250,000 of the financing is from a company controlled by your founder. Please revise so that these disclosures reconcile and be sure to provide all disclosures required by SFAS 57.

166.   Further, please reconcile the amount shown on the balance sheet with the disclosure in this note which indicates total financing of $1,219,000.

167.   Please explain, in summary form, the pertinent rights and privileges of the financings including interest rates and warrant exercise prices.

168.   Further, please tell us and disclose how you accounted for and valued the warrants.

169.   Please update the disclosure of your Senior Note to disclose the balance outstanding as of December 31, 2008.

170.   Please tell us why you reflect no interest expense for the year ended December 31, 2008.

Note 12. Capital Leases, page F-27

171.   Please disclose the gross amount of assets recorded under capital leases as of December 31, 2007 and 2008 consistent with paragraph 16(a) of SFAS 13.

Item 15. Recent Sales of Unregistered Securities, page II-3

172.   Please revise this section to comply fully with the requirements of Regulation S-K Item 701. We note, for example, that your disclosure here does not provide the information required by that item with respect to the warrant and option issuances described throughout your document, and the transactions described on pages F-8 through F-11 and F-20 through F-23.

Exhibits, page II-5

173.   Expand to briefly describe the purpose of each exhibit, the date it was entered into, and the relevant parties to each exhibit.

Item 17. Undertakings, page II-6

174.   Please provide the undertaking in Regulation S-K Item 512(a)(1). Also, please do not change the language of the undertaking required by Regulation S-K Item 512(a)(1)(ii).

Signatures, page II-8

175.   Please revise this page to comply with the signature requirements of Form S-1. For example:

- you have not indicated below the first paragraph of text required on the signatures page who signed the registration statement on behalf of the registrant or the title of that individual. In addition, given the blank space, it appears the individual listed below the second paragraph of text has not signed the registration statement;
- you have not indicated below the second paragraph of text required on the signatures page who signed in the capacities of principal executive officer and principal financial officer; and
- your registration statement does not appear to include the signatures of at least a majority of your board of directors.

Exhibits

176.   Please file dated and signed copies of all exhibits that have been entered into, rather than filing a "form of" each exhibit.

177.   Please file as exhibits:

- the agreements related to the "private placements" mentioned on pages 8 and 9;
- the "Asset Purchase and Stock Transfer" agreement mentioned on page 8;
- the agreements, including the notes and modification that extended the maturity date, related to the loans and bridge financing mentioned on pages 9 and 10;
- the lock-up agreements mentioned on pages 34-36;
- the note agreement mentioned on page F-19;
- the lease agreements mentioned on pages F-25, F-26 and F-27.

Exhibit 3.1

178.   We note the multiple exhibits regarding changes to your charter. Please file a
        complete copy of your charter, as amended. See Regulation S-K Item 601(b)(3).

Exhibit 3.2

179.   Exhibit 3.2 indicates that it is the third amendment to your charter, and it appears
        the first amendment to your charter is included in exhibit 3.1. Please tell us where
        you have included the second amendment.

180.   Please tell us why this exhibit is not dated or signed, unlike the amendment
        included at the end of exhibit 3.1.

Exhibit 4.1

181.   We note section 11 of this exhibit. Please tell us why the investment
        representations mentioned are no longer required if a current registration
        statement is in effect with respect to the securities to be issued upon exercise of
        the warrant. Also tell us whether this registration statement is intended to cover
        the issuance of securities upon exercise of any warrants. In this regard, please
        note that it is generally inconsistent with section 5 of the Securities Act to register
        a transaction that began without registration.

182.   Please ensure the exhibits you file are complete. We note, for example, that
        exhibit 4.1 currently appears to omit multiple exhibits. We also note that exhibit
        10.4 omits exhibits A and B.

Exhibit 5.1

183.   The opinion you file to satisfy your obligations pursuant to Item 601(b)(5) must
        opine on the legality of the issuance under the laws of the jurisdiction of
        incorporation of the registrant. We note that current exhibit 5.1 is limited to
        "matters governed by the laws of the States of Nevada and Florida" but it appears
        the registrant is incorporated in Delaware. Please file a revised opinion.

184.   It is inappropriate to refer to a registration statement "to be filed." Please file a
        revised opinion.

185.   The opinion you file pursuant to Item 601(b)(5) may not include assumptions that
        are too broad or that assumes any of the material facts underlying the opinion or
        that are readily ascertainable. We note, for example, the assumption by counsel

that the "laws of the State of Delaware are the same as the laws of the State of Nevada or Florida."

Exhibit 10.4

186.   Tell us the purpose of this exhibit. For example, the heading of this exhibit indicates that it is an "Intellectual Property Assignment Agreement." The text of the exhibit indicates that it is an employment agreement. In addition, the exhibit is undated and unsigned.

Exhibit 10.9

187.   Please tell us where in your document you have disclosed the matters that the last sentence of the first paragraph of exhibit 10.9 says you have disclosed.

Exhibit 23.1

188.   Please provide a currently dated and signed consent prior to requesting effectiveness.

189.   Please ask your auditors to tell us why the consent does not also refer to the audited period from inception through December 31, 2008 and to the reference to the firm as experts on page 77.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ronald A. Davis—GreenThumb Capital Corporation

Delaware Intercorp, Inc.
  As agent for service for
Oxysure Systems, Inc.
June 15, 2009
Page 32